Exhibit 99.1

NEWS RELEASE

STRATASYS REPORTS THIRD QUARTER 2020 FINANCIAL RESULTS

●	Revenue of $127.9 million

●	GAAP net loss of $405.1 million, or ($7.35) per diluted share, and non-GAAP net loss of $3.0 million, or ($0.05) per diluted share; Included in the GAAP net loss was a $386.2 million ($7.01 per share) non-cash goodwill impairment charge.

●	Generated $2.6 million in cash from operations - $308.2 million net cash position with no debt

Minneapolis & Rehovot, Israel, November 12, 2020 — Stratasys Ltd. (NASDAQ: SSYS) announced financial results for the third quarter of 2020.

Q3 2020 Financial Results Summary:

●	Revenue for the third quarter of 2020 was $127.9 million, compared to $157.5 million for the same period last year. The 18.8% reduction was primarily driven by the adverse impact of COVID-19 on the company’s customers throughout the industries into which the company sells its products and services.

●	GAAP gross margin was 38.9% for the quarter, compared to 49.2% for the same period last year. Non-GAAP gross margin was 46.8% for the quarter, compared to 52.4% for the same period last year. GAAP and non-GAAP gross margin improved sequentially from Q2 by 170bp and 140bp, respectively. The company believes that gross margins will continue to recover as and when our customers return to their pre-COVID utilization levels.

●	GAAP operating loss for the quarter was $404.3 million, compared to GAAP operating loss of $6.0 million for the same period last year, mainly due to the non-cash goodwill impairment charge of $386.2 million. Non-GAAP operating loss for the quarter was $1.0 million, compared to non-GAAP operating income of $8.1 million for the same period last year.

●	GAAP net loss for the quarter was $405.1 million, or ($7.35) per diluted share, compared to GAAP net loss of $6.9 million, or ($0.13) per diluted share, for the same period last year, mainly due to the non-cash goodwill impairment charge of $386.2 million. Non-GAAP net loss for the quarter was $3.0 million, or ($0.05) per diluted share, compared to non-GAAP net income of $6.3 million, or $0.12 per diluted share, for the same period last year.

●	Non-GAAP EBITDA was $5.2 million for the quarter, compared to $14.5 million for the same period last year. Non-GAAP EBITDA improved sequentially from Q2 by $6.8 million.

●	The Company recorded a non-cash goodwill impairment charge of $386.2 million, or $7.01 per share, related to the Company’s FDM and PolyJet technologies, primarily as a result of the COVID-19 impact on the Company’s business.

●	The Company generated $2.6 million of cash from operations and ended the period with $308.2 million in cash, cash equivalents and short-term deposits. The Company has no debt.

“We were pleased to see sequential improvements in both our top and bottom lines for this quarter, reflecting the beginning of a potential recovery from the pandemic,” said Yoav Zeif, CEO of Stratasys. “We are laser-focused on leading the polymer 3D printing market by delivering the most innovative, next-gen technologies to address the fastest-growing and most transformative manufacturing applications, while leveraging the strongest go-to-market infrastructure in our industry. We believe that our innovations of today will drive competitive production advantages for the factories of tomorrow, resulting in growth and value creation for our customers and shareholders.”

Stratasys Ltd. Q3 2020 Conference Call Details

The Company plans to hold the conference call to discuss its third quarter 2020 financial results on Thursday, November 12, 2020 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Website at investors.stratasys.com, or directly at the following web address:

https://78449.themediaframe.com/dataconf/productusers/ssys/mediaframe/41658/indexl.html

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 6 months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys (Nasdaq: SSYS) is a global leader in additive manufacturing or 3D printing technology and is the manufacturer of FDM®, PolyJet™, and stereolithography 3D printers. The company’s technologies are used to create prototypes, manufacturing tools, and production parts for industries, including aerospace, automotive, healthcare, consumer products and education. For more than 30 years, Stratasys products have helped manufacturers reduce product-development time, cost, and time-to-market, as well as reduce or eliminate tooling costs and improve product quality. The Stratasys 3D printing ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD.  To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ strategy, and the statements regarding its projected future financial performance, are forward-looking statements reflecting management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the duration of the global COVID-19 pandemic, which, if extending for a further significant period of time, may continue to impact, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower-margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating acquisitions or investments in new businesses, technologies, products or services; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our operations, supply chain, liquidity, cash flow and customer orders); costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others’ intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Annual Report”), which we filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2020. Readers are urged to carefully review and consider the various disclosures made throughout our 2019 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly period ended September 30, 2020, which we are furnishing to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations on an ongoing basis after (i) excluding mergers, acquisitions and divestments related expense or gains and restructuring-related charges or gains, and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of goodwill and long-lived assets, and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)

	September 30,	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$252,906	$293,484
Short-term deposits	$55,300	$28,300
Accounts receivable, net	103,693	132,558
Inventories	152,685	168,504
Prepaid expenses	7,568	6,567
Other current assets	19,209	29,659

Total current assets	591,361	659,072

Non-current assets
Property, plant and equipment, net	198,521	189,706
Goodwill	-	385,658
Other intangible assets, net	65,083	87,328
Operating lease right-of-use assets	18,905	20,936
Other non-current assets	35,238	38,819

Total non-current assets	317,747	722,447

Total assets	$909,108	$1,381,519

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$23,478	$35,818
Accrued expenses and other current liabilities	26,462	28,528
Accrued compensation and related benefits	28,536	34,013
Deferred revenues	47,288	52,268
Operating lease liabilities - short term	8,675	9,292

Total current liabilities	134,439	159,919

Non-current liabilities
Deferred revenues - long-term	13,436	16,039
Operating lease liabilities - long term	10,600	12,445
Other non-current liabilities	33,291	35,343

Total non-current liabilities	57,327	63,827

Total liabilities	191,766	223,746

Redeemable non-controlling interests	568	622

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 55,112 thousands shares and 54,441 thousands shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	150	148
Additional paid-in capital	2,722,839	2,706,894
Accumulated other comprehensive loss	(9,289)	(7,716)
Accumulated deficit	(1,996,926)	(1,542,175)
Total equity	716,774	1,157,151

Total liabilities and equity	$909,108	$1,381,519

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$83,548	$106,346	$240,597	$321,778
Services	44,344	51,114	137,825	154,145
	127,892	157,460	378,422	475,923

Cost of sales
Products	47,339	44,341	126,556	135,605
Services	30,784	35,710	98,491	105,285
	78,123	80,051	225,047	240,890

Gross profit	49,769	77,409	153,375	235,033

Operating expenses
Research and development, net	19,562	23,620	65,059	70,234
Selling, general and administrative	48,343	59,741	155,630	173,217
Goodwill impairment	386,154	-	386,154	-
	454,059	83,361	606,843	243,451

Operating loss	(404,290)	(5,952)	(453,468)	(8,418)

Financial income (expense), net	(167)	289	(847)	2,796

Loss before income taxes	(404,457)	(5,663)	(454,315)	(5,622)

Income tax expenses (benefit)	(343)	586	(2,250)	3,084

Share in profits (losses) of associated companies	(952)	(733)	(2,740)	495

Net Loss	(405,066)	(6,982)	(454,805)	(8,211)

Net loss attributable to non-controlling interests	(4)	(41)	(54)	(152)

Net loss attributable to Stratasys Ltd.	$(405,062)	$(6,941)	$(454,751)	$(8,059)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(7.35)	$(0.13)	$(8.29)	$(0.15)
Diluted	$(7.35)	$(0.13)	$(8.29)	$(0.15)

Basic	55,086	54,394	54,851	54,201
Diluted	55,086	54,394	54,851	54,201

		Three Months Ended September 30,
		2020	Non-GAAP	2020	2019	Non-GAAP	2019
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$49,769	$10,036	$59,805	$77,409	$5,087	$82,496
	Operating income (loss) (1,2)	(404,290)	403,268	(1,022)	(5,952)	14,055	8,103
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(405,062)	402,050	(3,012)	(6,941)	13,275	6,334
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(7.35)	$7.30	$(0.05)	$(0.13)	$0.25	$0.12

(1)	Acquired intangible assets amortization expense		4,065			3,916
	Non-cash stock-based compensation expense		524			475
	Restructuring and other related costs		191			696
	Impairment charges of intangible assets		5,256			-
			10,036			5,087

(2)	Acquired intangible assets amortization expense		2,162			2,016
	Non-cash stock-based compensation expense		4,352			4,960
	Goodwill impairment		386,154			-
	Restructuring and other related costs		34			1,992
	Other expenses		530			-
			393,232			8,968
			403,268			14,055

(3)	Corresponding tax effect		(1,296)			(780)
	Equity method related amortization, divestments and impairments		78			-
			$402,050			$13,275
(4)	Weighted average number of ordinary shares outstanding- Diluted	55,086		55,086	54,394		54,940

		Nine Months Ended September 30,
		2020	Non-GAAP	2020	2019	Non-GAAP	2019
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$153,375	$24,062	$177,437	$235,033	$13,780	$248,813
	Operating income (loss) (1,2)	(453,468)	435,987	(17,481)	(8,418)	32,376	23,958
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(454,751)	433,821	(20,930)	(8,059)	28,574	20,515
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(8.29)	$7.91	$(0.38)	$(0.15)	$0.53	$0.38

(1)	Acquired intangible assets amortization expense		12,196			11,714
	Non-cash stock-based compensation expense		1,424			1,370
	Restructuring and other related costs		5,187			696
	Impairment charges of intangible assets		5,256			-
			24,062			13,780

(2)	Acquired intangible assets amortization expense		6,430			5,688
	Non-cash stock-based compensation expense		14,470			14,387
	Goodwill impairment		386,154			-
	Restructuring and other related costs		3,863			(1,479)
	Other expenses		1,007			-
			411,925			18,596
			435,987			32,376

(3)	Corresponding tax effect		(2,396)			(2,198)
	Equity method related amortization, divestments and impairments		230			(1,604)
			$433,821			$28,574
(4)	Weighted average number of ordinary shares outstanding- Diluted	54,851		54,851	54,201		54,705